NEWS RELEASE

INTEROIL UPDATES DRILLING AND CONDENSATE
STRIPPING PROJECT

Cairns, Australia and Houston, TX — May 3, 2010 - InterOil Corporation (NYSE:IOC) (POMSoX:IOC) announced today that the Company has completed drilling the 90 degree bend in the Antelope-2 horizontal well.  The company is currently preparing the well to run casing through the build section, before drilling out and testing the horizontal lateral. Unanticipated but not uncommon mechanical difficulties, which have been resolved, caused delays of 21 days since our last update.

Additionally, the Company has initiated Front-End Engineering and Design (FEED) work with its joint venture partner, Mitsui & Co. Limited, leading to a contract for the design and construction of the proposed condensate stripping facility.  Civil works investigation and field data gathering in support of FEED are proceeding simultaneously.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.

InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

InterOil News Release

Forward-Looking Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements.  These statements include statements made in relation to proposed drilling activities and in relation to a proposed condensate stripping facility.  They are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  In particular, no assurance can be given that future drilling activities will be mechanically successful or will yield any positive results.  In addition, no assurance can be given that the proposed project to construct and operate a condensate stripping facility will proceed with the current joint venture partner or at all.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.